June 6, 2024

Attention:

Ms. Eiko Yaoita Pyles

Ms. Anne McConnell

Ms. Jenny O’Shanick

Mr. Evan Ewing

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Re:	MKDWELL Tech Inc. (CIK No. 0001991332)
Registration Statement on Form F-4 (Registration No. 333-277785)

Dear Ladies and Gentlemen,

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, MKDWELL Tech Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced registration statement on Form F-4, as amended (the “F-4 Registration Statement”), be accelerated to, and that the F-4 Registration Statement become effective at, 10:00 a.m., Eastern Time on June 10, 2024, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request for acceleration of the effectiveness of the F-4 Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Sichenzia Ross Ference Carmel LLP.

Very truly yours,

MKDWELL Tech Inc.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Director and Chief Executive Officer